SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 19 December 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND (THE "BANK")
Sale of Burdale and Deleveraging Update
19 December  2011

Burdale

Today, the Bank announces that it has agreed to sell Burdale to Wells Fargo Bank NA. Headquartered in London, Burdale is a leading provider of comprehensive asset based lending to the UK market. In recent years, it has also established a presence in the North American comprehensive asset based lending market from its base in Stamford, Connecticut.

The transaction will be effected by way of a sale of the entire issued share capital of Burdale Financial Holdings Limited ("BFHL"), the UK entity, to Wells Fargo International Banking Corporation ("WFIBC") and a sale by Burdale Capital Finance Inc. ("BCF"), the US entity, of its loan book to Wells Fargo Bank NA. In the year ended 31 December 2010, BFHL generated profit before tax of £20.7 million. As at 31 December 2010, BFHL's gross assets amounted to £352 million and BCF's gross assets amounted to £242 million.

Under the terms of the transaction, the Bank will incur an aggregate discount of circa £4.7 million on the combined net asset value of BFHL and the net asset value of the BCF loan book at completion. This discount equates to circa 0.4% of Burdale's total loan commitments of circa £1,318 million as at 30 November 2011 and to circa 0.8% of Burdale's total drawn balances of circa £575 million at the same date.

Upon completion, WFIBC will satisfy any indebtedness owed by BFHL to the Bank. The total cash proceeds, including the repayment of inter-company indebtedness, of circa €690 million (before taking account of transaction and related costs) will further reduce the Bank's wholesale borrowings including those from Monetary Authorities in line with the Bank's deleveraging plan. In addition, from a capital ratio perspective, this sale will not adversely impact the Group's Core Tier 1 ratio.

Deleveraging Update

As announced as part of the 2011 Prudential Capital Adequacy Review ("PCAR") on 31 March 2011, the Group envisages reducing the size of its loan book from €114 billion at 31 December 2010 to circa €90 billion at 31 December 2013. As part of this deleveraging, the Group plans to divest €10 billion of certain loan portfolios /lending businesses.

In addition to the announcement on Burdale set out above, the Group announced a number of other divestment transactions on 14 October 2011 and 28 November 2011.

Separately, the Group has, during the course of 2011, undertaken a range of other divestment initiatives on individual loans and smaller loan portfolios that were not individually of a sufficient size to merit separate disclosure.

The table below sets out a summary of the total of €8.6 billion of divestments achieved during 2011:

Divestments Announced YTD 2011 (€ equivalents)	14 October 2011 €bn	28 November 2011 €bn	19 December 2011 €bn	Total 2011 €bn
US Commercial Real Estate Portfolio	0.8			0.8
UK Commercial Real Estate Portfolio	1.5			1.5
UK Mortgage Loan Portfolio	1.4			1.4
Project Finance Loan Portfolios (note 1)	0.6	0.7		1.3
Burdale (note 1)			0.7	0.7
Other International loans (during 2011)	0.7		2.2	2.9
Total	5.0	0.7	2.9	8.6
Average discount (based on drawn balances)				7.1%

The combined capital impacts of the above remain within the base case discounts assumed as part of the 2011 Prudential Capital Assessment Review ("PCAR") and Prudential Liquidity Assessment Review ("PLAR") processes. From a capital ratio perspective, the loss incurred on the divestment of assets is offset by a reduction in the associated risk weighted assets.  The divestments set out above are expected to have a marginal net positive impact on the Group's Core Tier 1 ratio.

The Bank expects that it will be able to complete the remaining divestments envisaged under the 2011 PCAR/PLAR within the overall base case discount assumptions used as part of the 2011 PCAR.

Loan redemptions and repayments remain in line with our expectations and deposits have increased since 31 October 2011.

Note 1: Completion subject to certain consents and are expected to close in the near future.

ENDS

For further information please contact:

Bank of Ireland
Andrew Keating    Director of Group Finance                            +353 (0)766 23 5141
Tony Joyce            Head of Group Investor Relations              +353 (0)766 23 4729
Dan Loughrey       Head of Group Communications                  +353 (0)766 23 4770

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:   19 December, 2011